# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tutor Perini Corporation, CIK 0000077543
CUSIP: 901109108
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 15901 Olden Street, Sylmar, California (CA), 91342
Date of event which requires filing of this statement: 08/31/2026
Filed by CIK 0000906134
Persons authorized to receive notices and communications: Ronald N. Tutor, 15901 Olden Street, Sylmar, California (CA), 91342, 818-362-8391

## Reporting persons
- RONALD N. TUTOR (CIK 0000906134): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,344,131; sole dispositive power 0; shared dispositive power 4,344,131; aggregate amount beneficially owned 4,344,131 (8.2% of the class)
- THE RONALD N. TUTOR SEPARATE PROPERTY TRUST: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 701,477; sole dispositive power 0; shared dispositive power 701,477; aggregate amount beneficially owned 701,477 (1.3% of the class)
- RONALD N. TUTOR 2018 DYNASTY TRUST: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 733,255; sole dispositive power 0; shared dispositive power 733,255; aggregate amount beneficially owned 733,255 (1.4% of the class)
- TUTOR MARITAL PROPERTY TRUST: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 2,909,399; sole dispositive power 0; shared dispositive power 2,909,399; aggregate amount beneficially owned 2,909,399 (5.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: Tutor Perini Corporation
Address of issuer's principal executive offices: 15901 Olden Street, Sylmar, California (CA), 91342
Comment:
This Amendment No. 25 (this "Amendment") amends and supplements the information set forth in Schedule 13D that was originally filed on September 18, 2008, (the "Original Schedule 13D") as amended by Amendment No. 1 previously filed on March 19, 2010, as amended by Amendment No. 2 previously filed on June 11, 2010, as amended by Amendment No. 3 previously filed on September 16, 2010, as amended by Amendment No. 4 previously filed on September 20, 2010, as amended by Amendment No. 5 previously filed on December 2, 2010, as amended by Amendment No. 6 previously filed on March 18, 2011, as amended by Amendment No. 7 previously filed on May 20, 2011, as amended by Amendment No. 8 previously filed on June 7, 2011, as amended by Amendment No. 9 previously filed on August 18, 2011, as amended by Amendment No. 10 previously filed on August 26, 2011, as amended by Amendment No. 11 previously filed on September 16, 2011, as amended by Amendment No. 12 previously filed on December 6, 2011, as amended by Amendment No. 13 previously filed on March 6, 2012 as amended by Amendment No. 14 previously filed on March 21, 2012, as amended by Amendment No. 15 previously filed on September 21, 2012, as amended by Amendment No. 16 previously filed on November 29, 2012, as amended by Amendment No. 17 previously filed on May 22, 2013, as amended by Amendment No. 18 previously filed on May 15, 2014, as amended by Amendment No. 19 previously filed on March 26, 2015, as amended by Amendment No. 20 previously filed on June 11, 2020, as amended by Amendment No. 21 previously filed on June 21, 2021, as amended by Amendment No. 22 previously filed on November 13, 2024, as amended by Amendment No. 23 previously filed on August 27, 2025, as amended by Amendment No. 24 previously filed on March 3, 2026 (as amended through the date hereof, the "Schedule 13D") relating to the beneficial ownership of shares of Common Stock by Ronald N. Tutor, the Ronald N. Tutor Separate Property Trust, a California Trust (the "SPT"), the Ronald N. Tutor 2018 Dynasty Trust (the "DT") and the Tutor Marital Property Trust (the "TMPT"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment reflects the net disposition of 2,310,000 shares of Common Stock by the SPT, DT and TMPT since the last amendment filed on March 3, 2026, the purpose of which is noted immediately below in Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
The following information hereby is added to the existing disclosure:

Since the last Amendment filed on March 3, 2026, the SPT, DT and TMPT disposed of 2,310,000 net shares of Common Stock beneficially owned by Mr. Tutor.

As disclosed in his Schedule 13D/A previously filed with the SEC on March 3, 2026, Ronald N. Tutor, the Company's Executive Chairman, informed the Company that he intends to make sales of some or all of his shares over the next 18 months as part of his overall estate and tax planning as he approaches retirement. Mr. Tutor noted that such sales are solely for personal reasons and he has a high degree of confidence in the business and future of the Company based on its leadership, backlog, bidding opportunities, cash position, as well as its outlook for revenue and earnings growth in 2026 and beyond, and expected future operating cash generation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 hereby is replaced in its entirety with the following:

The following information is based on a total of 52,569,117 shares of Common Stock outstanding as of August 31, 2026, plus 274,432 shares that TMPT has the right to acquire upon the exercise of stock options that are currently exercisable or will first become exercisable within 60 days of the date hereof.

(a), (b) As of the date hereof, the Reporting Persons may be deemed to have beneficial ownership over shares of Common Stock as set forth below, and each such Reporting Person has shared voting and dispositive power with respect to all shares shown as being beneficially owned by him, except as otherwise indicated.

(i) Mr. Tutor may be deemed to have beneficial ownership of 4,344,131 shares of Common Stock, or 8.2%, with respect to which Mr. Tutor has shared voting power and shared dispositive power over 4,344,131 of such shares.

Mr. Tutor may be deemed to have beneficial ownership of 701,477 shares of Common Stock owned by the SPT and 2,909,399 shares of Common Stock owned by the TMPT, which includes 274,432 stock options that are currently exercisable or will first become exercisable within 60 days of the date hereof. Mr. Tutor is the beneficiary and trustee of the SPT and TMPT. The shares that Mr. Tutor may be deemed to beneficially own also include 733,255 shares of Common Stock owned by the DT, of which Mr. Tutor's issue are the beneficiaries. Robert Nida is trustee with sole voting and dispositive power with respect to the Common Stock held by the DT. Mr. Tutor is the trust advisor to the DT, in which position Mr. Tutor has sole discretion to remove and replace the trustee, as well as the sole authority to reacquire or exchange the property of the DT, including the Common Stock, by substituting property of equal value.

(ii) The SPT may be deemed to have beneficial ownership of 701,477 shares of Common Stock, or 1.3%. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the SPT that it is the beneficial owner of any of the Common Stock held by the DT or TMPT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(iii) The DT may be deemed to have beneficial ownership of 733,255 shares of Common Stock, or 1.4%. The DT has sole or shared voting or dispositive power with respect to such shares of Common Stock; however, Mr. Tutor as trust advisor to the DT retains the authority to reacquire the Common Stock from the DT. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the DT that it is the beneficial owner of any of the Common Stock held by the SPT or the TMPT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(iv) The TMPT may be deemed to have beneficial ownership of 2,909,399 shares of Common Stock, or 5.5%. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the TMPT that it is the beneficial owner of any of the Common Stock held by the DT or SPT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Transactions in the Common Stock effected by the Reporting Persons in the 60 days prior to this Amendment are described in Schedule A and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Schedule A Sales of Common Stock by Reporting Person during the prior 60 days

## Signatures
- RONALD N. TUTOR: /s/ Ronald N. Tutor, Ronald N. Tutor (09/02/2026)
- THE RONALD N. TUTOR SEPARATE PROPERTY TRUST: /s/ Ronald N. Tutor, Ronald N. Tutor, Trustee (09/02/2026)
- RONALD N. TUTOR 2018 DYNASTY TRUST: /s/ Ronald N. Tutor, Ronald N. Tutor, Trust Advisor (09/02/2026)
- TUTOR MARITAL PROPERTY TRUST: /s/ Ronald N. Tutor, Ronald N. Tutor, Trustee (09/02/2026)